UNITED STATES OF AMERICA
            BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.



_________________________________

IN THE MATTER OF
NATIONAL FUEL GAS COMPANY                      CERTIFICATE
FILE NO. 70-8109                               PURSUANT TO
                                               RULE 24

(Public Utility Holding Company
Act of 1935)
_________________________________


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declaration, as amended, of National Fuel Gas Company ("National"), in the above file, and pursuant to the Order dated March 5, 1993 of the Securities and Exchange Commission with respect thereto.

         The following individuals, during the period July 1, 1996 through September 30, 1996, exercised Incentive Stock Options
("ISO's") or Non-Qualified Stock Options ("NSO's"), as identified below:

                                                                  Number of
                                                       Number of   Shares of
                                    Exercise            Shares    Stock Used
                     Type   Date     Price              Acquired   in Stock-
                      of     of      Per      Exercise  Through    for-Stock
 Name                Grant  Grant    Share     Date     Exercise   Exercise

Curtis W. Lee        ISO   8/29/95  $27.9375   8/30/96       750      -0-
Philip A. Turek      NSO    6/9/94   31.625     9/5/96     1,838      -0-
Philip A. Turek      NSO   8/29/95   27.9375    9/5/96     5,000      -0-
Robert P. Borneman   NSO   8/29/95   27.9375   9/24/96     1,421      -0-
Curtis W. Lee        ISO   8/29/95   27.9375   9/30/96       100      -0-


          These were the only exercises of options pursuant to the National Fuel Gas Company 1993 Award and Option Plan during the period July 1, 1996 - September 30, 1996.



         On September 26, 1996, the Compensation Committee of the Board of Directors of National awarded stock options (or with respect to one individual, restricted stock) pertaining to 355,750 shares of National's common stock pursuant to the National Fuel Gas Company 1993 Award and Option Plan ("Plan"), to the following 61 individuals:


                 Name            Number of options granted

             J. P. Pawlowski            20,000
             G. T. Wehrlin              20,000
             J. A. Beck                 20,000
             R. J. Kreppel               8,000  *
             J. R. Pustulka             10,000
             W. A. Ross                  7,500
             R. J. Tanski               10,000
             B. H. Hale                 20,000
             D. F. Smith                20,000
             D. J. Seeley               20,000
             W. E. DeForest             20,000
             R. W. Wilcox               10,000
             C. M. Carlotti              5,000
             A. M. Cellino              10,000
             R. E. Klein                 5,000
             J. F. Kronenwetter          5,000
             J. D. Ramsdell             10,000
             S. Wagner                   5,000
             R. J. Wright               10,000
             R. G. Butterson             2,000
             C. L. Donelson              1,500
             R. J. Grabowski             2,000
             B. D. Heine                 2,000
             M. P. Kasprzak              1,500
             R. C. Kraemer               2,000
             C. W. Lee                   2,000
             R. G. Leone                 2,000
             J. J. Loesch                2,000
             G. C. Reming                2,000
             T. R. Roseler               2,000
             D. P. Rynkowski             2,000
             J. S. Smyczynski            1,500
             J. Solomon                  2,000
             W. M. Petmecky              7,500
             D. A. Brown                 6,000
             J. F. McKnight              7,500
             E. E. Wassell               7,500
             C. H. Friedrich             5,000
             R. T. Evans                 5,000
             B. L. McMahan               5,000
             P. M. Ciprich               2,000
             R. J. Dauer                 1,500
             L. J. Taylor                1,500
             D. L. DeCarolis             2,000
             L. A. Giermek               1,000
             J. H. Samonsky              1,000
             J. R. Banttari              7,500
             L. H. Cichowski             4,000
             S. B. Gorham                3,000
             G. E. Klefstad              7,500
             T. C. Perry                 3,000
             T. L. Atkins                2,000
             S. J. Conley                2,000
             R. I. Garcia                2,000
             J. G. Kadlecek              2,000
             D. P. Lovingfoss            2,000
             C. D. Mento                 1,250
             J. R. Rau                   1,250
             J. L. Wilkins               1,250
             R. C. Williams              1,250
             T. L. Ransel                1,250

*  Restricted Stock was awarded.



          In witness WHEREOF, National has caused this certificate to be executed this 10th day of October, 1996.



                                By /s/ Philip C. Ackerman
                                       Philip C. Ackerman
                                     Senior Vice President